

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010



February 7, 2007

Peter J. Sherry, Jr.
Secretary
Office of the Secretary
Ford Motor Company
One American Road
Room 1134 WHQ
Dearborn, MI 48126

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/7/2007

Re: Ford Motor Company

Dear Mr. Sherry:

This is in regard to your letter dated February 5, 2007 concerning the shareholder proposal submitted by Michael Lazarus for inclusion in Ford's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that Ford therefore withdraws its January 8, 2007 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.


RECD S.E.C.
FEB 2 2007
1086

Sincerely,

Ted Yu
Special Counsel

cc: Shelley Alpern
Vice President
Director of Social Research & Advocacy
Trillium Asset Management Corporation
711 Atlantic Avenue
Boston, MA 02111-2809


PROCESSED
FEB 2 3 2007
THOMSON
FINANCIAL



Office of the Secretary
Peter J. Sherry, Jr.
Secretary
313/323-2130
313/248-8713 (Fax)
psherry@ford.com

One American Road
Room 1134 WHQ
Dearborn, Michigan 48126

January 8, 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Omission of Shareholder Proposal Submitted by Mr. Michael Lazarus by Trillium Asset Management

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), Ford Motor Company ("Ford" or the "Company") respectfully requests the concurrence of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that it will not recommend any enforcement action to the Commission if the shareholder proposal described below is omitted from Ford's proxy statement and form of proxy for the Company's 2007 Annual Meeting of Shareholders (the "Proxy Materials"). The Company's Annual Meeting of Shareholders is scheduled for May 10, 2007.

Trillium Asset Management Corporation ("Trillium") on behalf of Mr. Michael Lazarus (the "Proponent") has submitted for inclusion in the 2007 Proxy Materials a proposal and supporting statement recommending that the Company make certain disclosures regarding political contributions and expenditures (the "Proposal"; see Exhibit 1). The Company proposes to omit the Proposal from its 2007 Proxy Materials for the following reason:

- The Proposal is excludable from the Proxy Materials as a violation of Rule 14a-8(e) in that it was received after the deadline for submission of shareholder proposals contained in the Company's 2006 Proxy Statement.

The Proposal was Received After the Deadline for Submission of Proposals

Rule 14a-8(i)(3) provides that a company may exclude a shareholder proposal if the proposal is contrary to any of the Commission's proxy rules. Rule 14a-8(e) provides that a shareholder may normally find the deadline for submission of shareholder proposals in the previous year's proxy statement. In its 2006 Proxy Statement, Ford informed shareholders that the deadline for submission of shareholder proposals for inclusion in the Company's proxy materials for its 2007 Annual Meeting of Shareholders was December 8, 2006 (see Exhibit 2), and that submissions must be made to the Company Secretary. Ford calculated the deadline in accordance with Rule 14a-8(e). December 8 is 120 days before April 7, which is the date Ford released its 2006 Proxy Materials. Ford intends to release its 2007 proxy statement to shareholders on April 5, 2007.

The Proposal is dated December 8, 2006, and Ford received the Proposal on December 11, 2006 (see Exhibit 1). The Proposal indicates that it was sent to the Company via facsimile transmission and express mail. In a December 18, 2006, letter Ford notified Trillium that it did not receive the Proposal in a timely manner and requested that Trillium provide evidence of successful facsimile transmission (see Exhibit 3). The Proponent provided evidence of a facsimile transmission (see Exhibit 4); however, the facsimile number the Proposal was transmitted to was not that of the Company Secretary, was not a number at Ford's World Headquarters, but rather was to a trade shop in one of Ford's many buildings in the Dearborn, Michigan area (see Exhibit 5). Ford informed Trillium that it did not consider the faxed letter to one of its trade shops as timely receipt by the Secretary of the Company as is called for in Ford's 2006 Proxy *Statement* (see Exhibit 6).

The Staff has been very consistent in strictly enforcing the deadline for the submission of proposals without inquiring as to reasons for failure to meet the deadline, even where a proposal is only one day late. *See International Business Machines Corporation* (December 5, 2006) and *Hewlett-Packard Company* (January 24, 2003). Additionally, the Staff has allowed omission of proposals where the proponent has transmitted the Proposal to the wrong fax machine. In *Xerox Corporation* (May 2, 2005), the proponent faxed the proposal to the company's treasury department prior to the deadline for submission of proposals. The proposal never was received by the Secretary of Xerox until the proponent inquired as to its status. The proponent then sent the proposal after the deadline. The Staff concurred in the omission of the proposal as not timely submitted to the company.

Likewise, Trillium submitted the Proposal to an incorrect fax machine and that transmission still has not been received by the Company's Secretary. The version that was received by the Secretary's Office was received after the deadline of December 8, 2006. Because the Proposal was received after the deadline contained in the Company's 2006 Proxy Statement, Ford respectfully requests that the Staff concur in the omission of the Proposal from the Company's 2007 Proxy Materials as not timely received pursuant to rule 14a-8(e)(2). *See Xerox Corporation* (May 2, 2005) and *Ford Motor Company* (February 11, 2004).

Conclusion

For the foregoing reasons, it is respectfully submitted that the Proposal may be omitted from Ford's 2006 Proxy Materials. Your confirmation that the Staff will not recommend enforcement action if the Proposal is omitted from the 2006 Proxy Materials is respectfully requested.

In accordance with Rule 14a-8(j), the Proponent is being informed of the Company's intention to omit the Proposal from its 2006 Proxy Materials by sending him a copy of this letter and its exhibits. Seven copies of this letter are enclosed. Please acknowledge receipt by stamping and returning one copy in the enclosed self-addressed stamped envelop.

If you have any questions, require further information, or wish to discuss this matter, please call Jerome Zaremba (313-337-3913) of my office or me (313-323-2130).

Very truly yours,



Peter J. Sherry, Jr.

Enclosure
Exhibits

cc: Ms. Shelley Alpern, Trillium Asset Management (via Federal Express)

EXHIBIT 1

December 8, 2006

Peter J. Sherry, Jr.
Corporate Secretary
Ford Motor Company
One American Road
Dearborn, MI 48126

Via fax (313-322-9600) and express mail

Dear Mr. Sherry:

Trillium Asset Management is an investment firm based in Boston specializing in socially responsible asset management.

In September we directed a letter to the attention of Mr. Tim O'Brien concerning the potential for expanding disclosure of the company's political contributions, and requesting a dialogue on the matter (see enclosed). Having heard nothing, we are submitting the enclosed shareholder resolution in the interest of preserving all of our options. We hope that there will be an opportunity to find common agreement on greater disclosure that will enable us to withdraw the shareholder resolution.

Therefore, I am hereby authorized to notify you of our intention to file the enclosed shareholder resolution. Trillium Asset Management Corp. submits this resolution for inclusion in the 2007 proxy statement, in accordance with Rule 14-a8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. Trillium Asset Management submits this proposal on behalf of our client Michael Lazarus, who is the beneficial owner, as defined in Rule 13d-3 of the Securities Exchange Act of 1934, of more than $2,000 worth of Ford Motor common stock acquired more than one year prior to this date. We will forward to you shortly a letter from Mr. Lazarus authorizing Trillium to file this proposal and to represent him in this matter, and stating his intention to hold this position throughout the date of the next annual stockholder meeting in 2007. We will provide verification of ownership from our custodian separately. We will send a representative to the stockholders' meeting to move the resolution as required by the SEC rules.

I can be reached at (617) 292–8026, x 248 and look forward to your response.

Sincerely,



Shelley Alpern
Vice President
Director of Social Research & Advocacy

Cc: Alan R. Mulally, Chief Executive Officer, Ford Motor Company

Stockholder Proposal -- Corporate political contributions and trade association payments

Resolved, that the shareholders hereby request that Ford Motor provide a report, updated semi-annually, disclosing its:

1. Policies and procedures for political contributions and expenditures (both direct and indirect) made with corporate funds.

2. Monetary and non-monetary political contributions and expenditures not deductible under section 162 (e)(1)(B) of the Internal Revenue Code, including but not limited to contributions to or expenditures on behalf of political candidates, political parties, political committees and other political entities organized and operating under 26 USC Sec. 527 of the Internal Revenue Code and any portion of any dues or similar payments made to any tax exempt organization that is used for an expenditure or contribution if made directly by the corporation would not be deductible under section 162 (e)(1)(B) of the Internal Revenue Code. The report shall include the following:

   a. An accounting of Ford's funds that are used for political contributions or expenditures as described above;

   b. Identification of the person or persons in Ford who participated in making the decisions to make the political contribution or expenditure; and

   c. The internal guidelines or policies, if any, governing Ford's political contributions and expenditures.

The report shall be presented to the board of directors' audit committee or other relevant oversight committee and posted on the company's website to reduce costs to shareholders.

Stockholder Supporting Statement

As long-term shareholders of Ford Motor, we support policies that apply transparency and accountability to corporate spending on political activities. These activities include direct and indirect political contributions to candidates, political parties or political organizations; independent expenditures; or electioneering communications on behalf of a federal, state or local candidate.

Disclosure is consistent with public policy and in the best interest of Ford's shareholders. Absent a system of accountability, company assets can be used for political objectives that are not shared by and may be inimical to the interests of Ford and its shareholders.

Since 2002, the last fully reported election cycle, Ford has contributed at least $118,200 in soft money (www.politicalaccountability.net).

Company executives exercise wide discretion over the use of corporate resources for political activities. However, its payments to trade associations used for political activities are undisclosed and unknown.

Trade Associations engage in political activities that may support or conflict with Ford's positions. For example, Ford is making significant efforts addressing the problem of global warming. In contrast, the National Association of Manufacturers (NAM) – of which Ford is a member – continues to take a strong position against action on global warming. Without disclosure, it is impossible for shareholders to know about Ford's payments to trade associations, including NAM, and how these payments are used for political activities, including those that may conflict with company positions on global warming.

Relying on publicly available data does not provide a complete picture of Ford's political expenditures. The Company's Board and its shareholders need complete disclosure to be able to fully evaluate the political use of corporate assets. Thus, we urge your support for this critical governance reform.

September 21, 2006

Mr. Tim O'Brien
Deputy Chief of Staff
Ford Motor Company
Park Lane Tower East
One Park Lane
Suite 1400
Dearborn, MI 48126-2477

Re: Political Contributions Transparency

Dear Mr. O'Brien:

For many years dating back to the formation of the CERES coalition, Trillium Asset Management has been an active shareholder at Ford Motor Company. We value the open communication between our companies even – or perhaps I should say especially – on matters where we disagree. You may know our CEO Joan Bavaria, who has regularly participated as a member of the CERES/Ford stakeholder team.

Sr. Pat Daly suggested your name as someone who might be helpful in addressing certain questions and concerns regarding Ford's public policy advocacy. While I have not been a participant in the CERES/Ford stakeholder discussions, I understand that Ford's public policy positions have been a subject of lively discussion. At the current time, however, Trillium would like to broach a dialogue with Ford on one particular aspect of Ford's public policy processes – its public *disclosure* and *accountability* mechanisms regarding corporate political contributions, gifts to 527 groups, and trade association memberships.

As you are no doubt aware, this issue has received considerable attention and media coverage this year. Some of this coverage has tracked increasing investor scrutiny of the involvement of the business sector in the political process, and the increasing level of investor support for shareholder resolutions urging companies to enhance their political disclosure and accountability mechanisms. We support increasing transparency as an essential tool in evaluating the risks that political spending poses to companies in which we are invested. Shareholder resolutions calling for these actions were voted on by more than 60 companies in the 2004-2006 proxy seasons, with average shareholder support rising from 10.6% in 2004 for 20.9% in 2006.

We are hoping that this rising level of interest has sparked an internal discussion at Ford on the merits and benefits of improved political disclosure and accountability mechanisms. Such policies, which demonstrate good corporate governance, are relatively straightforward to put into practice, and show management's commitment to protecting the company's reputation and shareholder value.

We wanted to share with you a recent survey of U.S. shareholder beliefs and attitudes about corporate political involvement and to comment on the implications of that survey for the business community. Conducted by Mason-Dixon Polling & Research, a leading non-partisan polling firm, we believe the survey is a reliable gauge of shareholder sentiment on a range of questions related to corporate political spending. This includes not only direct political contributions but also company payments to trade associations that are used for political purposes.

The survey documents a widely held view among shareholders that corporations engage in political activity with too little appreciation of the associated risks and consequences. The survey notes that investors are skeptical that corporate political involvement is always in a company's best interest. A striking 85% of respondents agreed that the "lack of transparency and oversight in corporate political activity encourages behavior" that threatens shareholder value. They believe that corporate political expenditures too often reflect a manager's personal political preferences rather than advancing a company's interests. Overwhelmingly, shareholders polled support measures by companies that assure transparency and accountability in corporate political activity. Of those surveyed, 94% supported disclosure, and 84% backed board oversight and approval of "all direct and indirect [company] political spending." We hope that the poll, and an accompanying *Wall Street Journal* article referencing the poll, will be useful as you consider your own policies and reporting process.

You may also be interested to know that in a 2005 poll, the proxy advisory firm Institutional Shareholder Services found that 65% of its clients considered it either "very important" or "important" that companies provide full, public disclosure of their political contributions, including soft money donations and in-kind contributions. You can access this poll at the website www.issproxy.com/pdf/PolicyJams2005.pdf

Corporate political activity bears a certain amount of inherent risk to reputation. Two recent studies released by the Washington-based Center for Political Accountability (CPA) analyzed these risks to <u>shareholders</u> in some detail. The February 2005 study entitled *The Green Canary: Alerting Shareholders and Protecting Their Investments* identified some of the risks of undisclosed or poorly thought-through political contributions:

- Illegal soft money contributions that can lead to costly legal action.
- Company political donations used for unintended purposes can cause public relations problems.
- Political contributions ending up at groups and candidates with positions in conflict with the corporate donor's publicly stated policies and practices that can damage a company's reputation.

A more recent study from the CPA, *Hidden Rivers: How Trade Associations Conceal Corporate Political Spending, Its Threat to Companies, and What Shareholders Can Do,* identified 18 leading companies whose donations "jeopardized both their risk and reputation" because the trade association recipients were involved in political lobbying at odds with the company's stated values and policies.

For these reasons, Trillium is taking a closer look at the political giving profiles of its portfolio companies. Getting a clear, accurate and complete picture of most companies' political giving profile and trade association memberships is generally a very difficult task.

We believe disclosure and accountability on these matters are central to protecting a company's reputation and shareholder value, demonstrative of good corporate governance, and relatively straightforward to put into practice. Best practices are evolving rapidly in this area. As the *Journal* article pointed out, such leading and diverse companies as Morgan Stanley, PepsiCo, Eli Lilly, and McDonald's have addressed the concern and have agreed to public disclosure and board-level oversight of their political expenditures.

We specifically ask of Ford Motor Company that you consider the following:

1. Disclose Ford's policies and guidelines concerning direct and indirect political spending with corporate funds, including Board-level oversight.

2. Disclose the policies and guidelines in Ford's Sustainability Report and on your website, along with the political contributions made with corporate funds ("soft money"), as well as other spending on political activities including payments to trade associations and other tax-exempt organizations that are used for political purposes.

3. Board-level oversight of the above expenditures.

4. Annual public reporting of the above expenditures.

Ford's *2005/06 Sustainability Report* starts to address related questions, but does not fulfill the above objectives, which have been emerging as best practices in corporate America.

We look forward to your hearing your response to these suggestions. I can be reached at 617/292-8026, x 248.

Sincerely,



Shelley Alpern
Vice President
Director of Social Research & Advocacy

Enclosures

EXHIBIT 2



Ford Motor Company

Notice of 2006 Annual Meeting of Shareholders and Proxy Statement

in publicly available information, actually increased by over 45% over the past year. Additionally, as noted on p. 23, the Company has discontinued the matching contribution plan for director charitable donations. Furthermore, Mr. Butler is the Chair of the Audit Committee. Lastly, only two directors serve on four to six boards. The Company requested that the proponent clarify each of these statements; however, he declined to provide shareholders with current and accurate information.

We believe that adoption of this proposal is not in the best interests of Ford or you. Restricting the choice of Chairman of the Board of Directors in the manner in which the proponent suggests would unduly limit the flexibility of the Company. The Nominating and Governance Committee, comprised entirely of independent directors, is charged with the responsibility of assessing the Company's corporate governance practices, including whether the positions of Chairman and CEO should be a combined position. (See Nominating and Governance Committee Report (pp. 15-16) and the Corporate Governance section (pp. 17-19).) Moreover, under the Company's Corporate Governance Principles, the Company has appointed Irvine O. Hockaday, Jr., our longest serving independent director, as the Presiding Director of the Board.

Additionally, ten of the 12 nominated directors are independent and meet periodically in executive session without management present to discuss relevant matters, including the performance of the Chairman and CEO and other members of management. The Board has determined the combined position of Chairman and CEO is in the best interests of the Company and its shareholders at this time.

We believe that to restrict the choice of Chairman in the manner the proposal suggests would unduly limit the flexibility of the Company. Consequently, we do not believe that the proposal is in your best interests.

The Board of Directors recommends a Vote "against" Proposal 10.

Shareholder Proposals for 2007

Unless the Board of Directors determines otherwise, next year's annual meeting will be held on May 10, 2007. Any shareholder proposal intended for inclusion in the proxy materials for the 2007 annual meeting must be received by the Company's Secretary no later than December 8, 2006. Shareholder proposals submitted outside of the process described in Rule 14a-8 of the Securities Exchange Act of 1934, as amended, will not be considered at any annual meeting of shareholders. The Company will not include in the Notice of Annual Meeting proposals not in compliance with SEC Rule 14a-8 and, under the Company's By-Laws, no business other than that stated in the notice of meeting can be transacted at the meeting.

Annual Report and Other Matters

Ford's 2005 Annual Report, including consolidated financial statements, has been mailed to you. A list of the shareholders of record entitled to vote at the annual meeting will be available for review by any shareholder, for any purpose related to the meeting, between 9:00 a.m. and 5:00 p.m. at the Hotel du Pont, 100 W. 11th Street, Wilmington, Delaware, for ten days prior to the meeting and on the day of the meeting.

Multiple Shareholders Sharing the Same Address

If you and other residents at your mailing address own shares of common stock in street name, your broker or bank may have sent you a notice that your household will receive only one annual report and proxy statement. This practice is known as "householding," designed to reduce our printing and postage costs. However, if any shareholder residing at such an address wishes to receive a separate annual report or proxy statement, he or she may telephone the Shareholder Information Office at 800-555-5259 or 313-845-8540 or write to them at One American Road, Dearborn, Michigan 48126.

EXHIBIT 3



Office of the General Counsel
Phone: 313/3373913
Fax: 313/248-1988
E-Mail: jzaremb1@ford.com

Ford Motor Company
One American Road
Room 1037-A3 WHQ
Dearborn, Michigan 48126

December 18, 2006

Shelley Alpern, Vice President
Trillium Asset Management
711 Atlantic Avenue
Boston, Massachusetts 02111

Subject: Shareholder Proposal for 2007 Annual Meeting

Dear Ms. Alpern:

Ford Motor Company ("Ford" or the "Company") hereby acknowledges the shareholder proposal contained in your letter dated December 8, 2006, which was received on December 11, 2006. You request that the proposal relating to the Company providing increased disclosure regarding its political contributions (the "Proposal") be included in the Company's 2007 proxy materials.

Requirements regarding stockholder proposals are set forth in Rule 14a-8 of the rules of the United States Securities and Exchange Commission (the "SEC"). (A copy of Rule 14a-8 is enclosed.) As stated in Ford's 2006 Proxy Statement (page 59), the deadline for receiving shareholder proposals for the Company's 2007 Annual Meeting was December 8, 2006. We noted above that Ford did not receive the Proposal until December 11, 2006. As such, Trillium Asset Management's ("Trillium's") submission was not timely and may be excluded under Rule 14a-8(e). We note that you indicate that the Proposal was faxed to the Company; however, we do not have evidence of receiving it via fax. If you can produce evidence that the Proposal was received by the Company via facsimile transmission, please furnish us with such evidence within 14 days of receiving this letter. If you cannot furnish us with such evidence, we request that you withdraw the Proposal within 14 days of your receipt of this letter. If you do not withdraw the Proposal or furnish appropriate evidence within the 14-day period, we will file a No-Action Letter with the SEC to have the proposal excluded from the Company's 2007 proxy materials.

Additionally, we have not yet received authority from Mr. Lazarus appointing Trillium as his representative to file the Proposal, nor have we received evidence of Mr. Lazarus's eligible share ownership of Ford stock. Consequently, we must we call your attention to Rule 14a-8(b)(1). This rule provides that in order to be eligible to submit a proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the Company's securities entitled to be voted at the annual meeting for at least one year by the date that the shareholder submitted the proposal. In the event the shareholder is not a registered holder, Rule 14a-8(b)(2) provides that proof of eligibility should be submitted at the time the proposal is submitted. Neither the Company nor its transfer agent was able to confirm that you satisfy the eligibility requirements based on the information that was furnished to the Company.

Under Rule 14a-8(b)(2) a shareholder may satisfy this requirement by either (i) submitting to the Company a written statement from the "record" holder of the shareholder's securities (usually a broker or bank) verifying that, at the time of submission, the shareholder continuously held the securities at least one year, or (ii) if the shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting the shareholder's ownership of the shares as of or before the date on which the one-year period begins. If the shareholder has filed one of these documents, it may demonstrate its eligibility by submitting to the Company a copy of the schedule or form, and any subsequent amendments, and a written statement that the shareholder continuously held the required number of shares for the one-year period as of the date of the statement.

If you are able to furnish evidence of proper facsimile transmission, we also request that you furnish the Company with proper evidence of Mr. Lazarus's share ownership eligibility within 14 days of your receipt of this letter and of his granting Trillium authority to represent him in this matter. If you cannot provide satisfactory evidence of successful facsimile transmission or of share ownership within the 14-day period, we request that you withdraw your proposal so that we do not have to file a No-Action Letter with the SEC.

Please be assured that I will forward your correspondence to appropriate Company personnel for further consideration of your concerns.

If you would like to discuss the SEC rules regarding stockholder proposals or anything else relating to the Proposal, please contact me at (313) 337-3913. Thank you for your interest in the Company.

Very truly yours,



Jerome F. Zaremba
Counsel

Encl.

cc: Peter J. Sherry, Jr.

and security positions of beneficial owners as specified in Exchange Act Rule 14a-13(b), in the possession, or which subsequently comes into the possession, of the registrant; and the names of security holders at a shared address that have consented to delivery of a single copy of proxy materials to a shared address, if the registrant has received written or implied consent in accordance with Exchange Act Rule 14a-3(e)(1). All security holder list information shall be in the form requested by the security holder to the extent that such form is available to the registrant without undue burden or expense. The registrant shall furnish the security holder with updated record holder information on a daily basis or, if not available on a daily basis, at the shortest reasonable intervals, *provided, however*, the registrant need not provide beneficial or record holder information more current than the record date for the meeting or action.

(b)(1) The requesting security holder shall have the options set forth in paragraph (a)(2) of this section, and the registrant shall have corresponding obligations, if the registrant or general partner or sponsor is soliciting or intends to solicit with respect to:

(i) A proposal that is subject to 13e-3;

(ii) A roll-up transaction as defined in Item 901(c) of Regulation S-K that involves an entity with securities registered pursuant to Section 12 of the Act; or

(iii) A roll-up transaction as defined in Item 901(c) of Regulation S-K that involves a limited partnership, unless the transaction involves only:

(A) Partnerships whose investors will receive new securities or securities in another entity that are not reported under a transaction reporting plan declared effective before December 17, 1993 by the Commission under Section 11A of the Act; or

(B) Partnerships whose investors' securities are reported under a transaction reporting plan declared effective before December 17, 1993 by the Commission under Section 11A of the Act.

(2) With respect to all other requests pursuant to this section, the registrant shall have the option to either mail the security holder's material or furnish the security holder list as set forth in this section.

(c) At the time of a list request, the security holder making the request shall:

(1) If holding the registrant's securities through a nominee, provide the registrant with a statement by the nominee or other independent third party, or a copy of a current filing made with the Commission and furnished to the registrant, confirming such holder's beneficial ownership; and

(2) Provide the registrant with an affidavit, declaration, affirmation or other similar document provided for under applicable state law identifying the proposal or other corporate action that will be the subject of the security holder's solicitation or communication and attesting that:

(i) The security holder will not use the list information for any purpose other than to solicit security holders with respect to the same meeting or action by consent or authorization for which the registrant is soliciting or intends to solicit or to communicate with security holders with respect to a solicitation commenced by the registrant; and

(ii) The security holder will not disclose such information to any person other than a beneficial owner for whom the request was made and an employee or agent to the extent necessary to effectuate the communication or solicitation.

(d) The security holder shall not use the information furnished by the registrant pursuant to paragraph (a)(2)(ii) of this section for any purpose other than to solicit security holders with respect to the same meeting or action by consent or authorization for which the registrant is soliciting or intends to solicit or to communicate with security holders with respect to a solicitation commenced by the registrant; or disclose such information to any person other than an employee, agent, or beneficial owner for whom a request was made to the extent necessary to effectuate the communication or solicitation. The security holder shall return the information provided pursuant to paragraph (a)(2)(ii) of this section and shall not retain any copies thereof or of any information derived from such information after the termination of the solicitation.

(e) The security holder shall reimburse the reasonable expenses incurred by the registrant in performing the acts requested pursuant to paragraph (a) of this section.

Notes to Rule 14a-7. 1. Reasonably prompt methods of distribution to security holders may be used instead of mailing. If an alternative distribution method is chosen, the costs of that method should be considered where necessary rather than the costs of mailing.

2. When providing the information required by Exchange Act Rule 14a-7(a)(1)(ii), if the registrant has received affirmative written or implied consent to delivery of a single copy of proxy materials to a shared address in accordance with Exchange Act Rule 14a-3(e)(1), it shall exclude from the number of record holders those to whom it does not have to deliver a separate proxy statement.

Rule 14a-8. Shareholder Proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?**

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a

written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) **Question 3: How many proposals may I submit?**

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) **Question 4: How long can my proposal be?**

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) **Question 5: What is the deadline for submitting a proposal?**

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q or 10-QSB, or in shareholder reports of investment companies under Rule 30d-1 under the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) **Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this Rule 14a-8?**

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) **Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?**

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) **Question 8: Must I appear personally at the shareholders' meeting to present the proposal?**

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) **Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?**

(1) ***Improper Under State Law:*** If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of Law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) ***Violation of Proxy Rules:*** If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) ***Personal Grievance; Special Interest:*** If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) ***Relevance:*** If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) ***Absence of Power/Authority:*** If the company would lack the power or authority to implement the proposal;

(7) ***Management Functions:*** If the proposal deals with a matter relating to the company's ordinary business operations;

(8) ***Relates to Election:*** If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

(9) ***Conflicts with Company's Proposal:*** If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this Rule 14a-8 should specify the points of conflict with the company's proposal.

(10) ***Substantially Implemented:*** If the company has already substantially implemented the proposal;

(11) ***Duplication:*** If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) ***Resubmissions:*** If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) ***Specific Amount of Dividends:*** If the proposal relates to specific amounts of cash or stock dividends.

(j) **Question 10: What procedures must the company follow if it intends to exclude my proposal?**

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) **Question 11: May I submit my own statement to the Commission responding to the company's arguments?**

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) **Question 12: If the company includes my shareholder proposal with its proxy materials, what information about me must it include along with the proposal itself?**

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) **Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?**

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific

factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before it files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

Rule 14a-9. False or Misleading Statements.

(a) No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading.

(b) The fact that a proxy statement, form of proxy or other soliciting material has been filed with or examined by the Commission shall not be deemed a finding by the Commission that such material is accurate or complete or not false or misleading, or that the Commission has passed upon the merits of or approved any statement contained therein or any matter to be acted upon by security holders. No representation contrary to the foregoing shall be made.

Note. The following are some examples of what, depending upon particular facts and circumstances, may be misleading within the meaning of this rule:

(a) Predictions as to specific future market values.

(b) Material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation.

(c) Failure to so identify a proxy statement, form of proxy and other soliciting material as to clearly distinguish it from the soliciting material of any other person or persons soliciting for the same meeting or subject matter.

(d) Claims made prior to a meeting regarding the results of a solicitation.

Rule 14a-10. Prohibition of Certain Solicitations.

No person making a solicitation which is subject to Rules 14a-1 to 14a-10 shall solicit:

(a) Any undated or post-dated proxy; or

(b) Any proxy which provides that it shall be deemed to be dated as of any date subsequent to the date on which it is signed by the security holder.

Rule 14a-11. [Removed and Reserved.]

Rule 14a-12. Solicitation Before Furnishing a Proxy Statement.

(a) Notwithstanding the provisions of Exchange Act Rule 14a-3(a), a solicitation may be made before furnishing security holders with a proxy statement meeting the requirements of Exchange Act Rule 14a-3(a) if:

(1) Each written communication includes:

(i) The identity of the participants in the solicitation (as defined in Instruction 3 to Item 4 of Schedule 14A and a description of their direct or indirect interests, by security holdings or otherwise, or a prominent legend in clear, plain language advising security holders where they can obtain that information; and

(ii) A prominent legend in clear, plain language advising security holders to read the proxy statement when it is available because it contains important information. The legend also must explain to investors that they can get the proxy statement, and any other relevant documents, for free at the Commission's web site and describe which documents are available free from the participants; and

(2) A definitive proxy statement meeting the requirements of Exchange Act Rule 14a-3(a) is sent or given to security holders solicited in reliance on this Rule 14a-12 before or at the same time as the forms of proxy, consent or authorization are furnished to or requested from security holders.

(b) Any soliciting material published, sent or given to security holders in accordance with paragraph (a) of this Rule 14a-12 must be filed with the Commission no later than the date the material is first published, sent or given to security holders. Three copies of the material must at the same time be filed with, or mailed for filing to, each national securities exchange upon which any class of securities of the registrant is listed and registered. The soliciting material must include a cover page in the form set forth in Schedule 14A and the appropriate box on the cover page must be marked. Soliciting material in connection with a registered offering is required to be filed only under Securities Act Rule 424 or 425, and will be deemed filed under this Rule 14a-12.

(c) Solicitations by any person or group of persons for the purpose of opposing a solicitation subject to this regulation by any other person or group of persons with respect to the election or removal of directors at any annual or special meeting of security holders also are subject to the following provisions:

(1) *Application of This Rule to Annual Report.* Notwithstanding the provisions of Exchange Act Rule 14a-3(b) and (c), any portion of the annual report referred to in Exchange Act Rule 14a-3(b) that comments upon or refers to any solicitation subject to this Rule 14a-12(c), or to any participant in the solicitation, other than the solicitation by the management, must be filed with the Commission as proxy material subject to this regulation. This must be filed in electronic format unless an exemption is available under Rules 201 or 202 of Regulation S-T.

(2) *Use of Reprints or Reproductions.* In any solicitation subject to this Rule 14a-12(c), soliciting material that includes, in whole or part, any reprints or reproductions of any previously published material must:

(i) State the name of the author and publication, the date of prior publication, and identify any person who is quoted without being named in the previously published material.

EXHIBIT 4

Zaremba, Jerome (J.F.)

From: Julie Mackin [jmackin@trilliuminvest.com]
Sent: Tuesday, January 02, 2007 10:45 AM
To: Zaremba, Jerome (J.F.)
Subject: Shareholder Proposal
Attachments: fax cover letter and confirmation FORD.pdf

Mr. Zaremba-
My name is Julie Mackin and I am Shelley Alpern's assistant at Trillium Asset Management. We received your letter today, dated December 18th, with regards to our shareholder proposal and your request for authorization from Mr. Lazarus as well as proof of his share ownership. Before the holidays, I send over a copy of Mr. Lazarus's authorization letter and a letter from Charles Schwab & Co., verifying that Mr. Lazarus has held the securities for over one year prior to the proposal's filings. Please let me know if you have not received either of these documents.
Your letter also stated that you have no evidence of a fax from us on December 8th, 2006. I am attaching a pdf with a copy of our fax cover letter and the fax transmission journal from our fax machine indicating what number the fax was sent to and what date and time.
Please let me know if we have provided the sufficient information required by law,
Thank you and have a nice day
Julie Mackin

Julie Mackin
Trillium Asset Management
711 Atlantic Avenue
Boston, MA 02111-280
(617) 532-6682

****************** -IND. XMT JOURNAL- ****************** DATE DEC-08-2006 ***** TIME 17:01 *********

DATE/TIME = DEC-08-2006 16:58

JOURNAL No. = 16

COMM. RESULT = OK

PAGE(S) = 006

DURATION = 00:01:48

FILE No. = 775

MODE = MEMORY TRANSMISSION

DESTINATION = 913133229600--2481

RECEIVED ID =

RESOLUTION = STD

-TRILLUM ASSET MGMT -

** - - ***** - - **********



Trillium ASSET MANAGEMENT

Trillium Asset Management Corporation
711 Atlantic Avenue • Boston, Massachusetts 02111-2809
tel 617-423-6655 *fax* 617-482-6179 *toll-free* 800-548-5684

FAX TRANSMITTAL FORM

TO: Ford Motor FROM: Shelley Alpern

FAX #: 313.322.9600 TIME: 4:30 pm EST

ATTN: Peter Sherry DATE: 12/8/06

PAGES: (including cover page) 5 REPLY REQUESTED: (YES) NO

COMMENTS:

Please confirm receipt @

salpern@trilliuminvest.com. Thank you.

EXHIBIT 5

Zaremba, Jerome (J.F.)

From: Potempa, Gale (G.A.)
Sent: Wednesday, January 03, 2007 10:13 AM
To: Zaremba, Jerome (J.F.)
Subject: FW: Fax Number

Jerome -- FYI, see below.

Regards,

Gale Potempa
Ford Motor Company
OGC-Corporate Practice Group
Room 1034-E3, WHQ
Phone: 313-621-6419
Fax: 313-248-1988
gpotempa@ford.com

From: Wheeler, Jeff (J.W.)
Sent: Wednesday, January 03, 2007 10:06 AM
To: Potempa, Gale (G.A.)
Subject: RE: Fax Number

According to AT&T it is a fax in the 2nd floor Trade shop, 21500 Oakwood, building 777. Hope that helps.

Jeff Wheeler
Communications Technician Leader
Henry Ford II World Center
voice 313-32-25999
text pager 313-851-2595

From: Potempa, Gale (G.A.)
Sent: Wednesday, January 03, 2007 9:47 AM
To: Wheeler, Jeff (J.W.)
Subject: Fax Number

Jeff,

Is there any way we can find out where fax number (313) 322-9600 is located?

Regards,

Gale Potempa
Ford Motor Company
OGC-Corporate Practice Group
Room 1034-E3, WHQ
Phone: 313-621-6419
Fax: 313-248-1988
gpotempa@ford.com

EXHIBIT 6



Office of the General Counsel
Phone: 313/3373913
Fax: 313/248-1988
E-Mail: jzarembl1@ford.com

Ford Motor Company
One American Road
Room 1037-A3 WHQ
Dearborn, Michigan 48126

January 5, 2007

Julie Mackin
Trillium Asset Management
711 Atlantic Avenue
Boston, Massachusetts 02111

Subject: Shareholder Proposal for 2007 Annual Meeting

Dear Ms. Mackin:

Thank you for your email of January 2, 2007 concerning the shareholder proposal contained in Trillium Asset Management's ("Trillium") letter dated December 8, 2006 (the "Proposal"). While we have received the letter from Charles Schwab & Co. verifying Mr. Lazarus's stock ownership, we have not received the authorization letter from Mr. Lazarus. If you could fax that to me at the number above, that would be helpful.

In addition, we tracked the fax number that the Proposal was originally sent to and discovered that it is in a trade shop in one of Ford's buildings in Dearborn, Michigan. It was not the fax number of the Company's Secretary or of any other fax number in Ford's World Headquarters. Since the Company's 2006 Proxy Statement (page 59) states that shareholder proposals were to be received by the Company Secretary no later than December 8, 2006, we do not consider the facsimile transmission of December 8, 2006, to be timely submitted to the Company. We respectfully request that Trillium withdraw the Proposal so that we do not have to file a No-Action letter with the SEC to have the Proposal omitted from Ford's 2007 proxy materials.

Thank you for your continued interest in Ford Motor Company.

Very truly yours,

Jerome F. Zaremba
Counsel

cc: Peter J. Sherry, Jr.



Office of the Secretary
Peter J. Sherry, Jr.
Secretary
313/323-2130
313/248-8713 (Fax)
psherry@ford.com

One American Road
Room 1134 WHQ
Dearborn, Michigan 48126

February 5, 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Omission of Shareholder Proposal Submitted by Mr. Michael Lazarus by Trillium Asset Management

Ladies and Gentlemen:

In a letter dated January 8, 2007, Ford Motor Company ("Ford" or the "Company") requested the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") to concur in Ford's intent to exclude a shareholder proposal submitted by Trillium Asset Management Corporation ("Trillium") on behalf of Mr. Michael Lazarus ("Proponent") relating to the Company disclosing certain political contributions and expenditures (the "Proposal"). In a letter dated January 24, 2007, the Company was informed by Trillium of its decision to withdraw the Proposal on behalf of the Proponent (see attached letter). Consequently, based on the withdrawal of the Proposal, the Company hereby informs the Staff of the withdrawal of Ford's No-Action Request of January 8, 2007, related to Proposal.

If you have any questions, require further information, or wish to discuss this matter, please call Jerome Zaremba (313-337-3913) of my office or me (313-323-2130).

Very truly yours,

Enclosure

cc: Ms. Shelley Alpern,
Trillium Asset Management

TRILLIUM

Investing for a Better World

Trillium Asset Management Corporation

January 24, 2007

Peter J. Sherry, Jr.
Corporate Secretary
Ford Motor Company
One American Road
Room 1134 WHQ
Dearborn, MI 48126

Dear Mr. Sherry:

I am in receipt of your letter to the Securities and Exchange Commission dated January 8, 2007.

There doesn't seem to be any arguing the precedent you have cited for the exclusion of our political contributions proposal based on its being sent to the wrong fax machine, and therefore, on behalf of our client Michael Lazarus, I hereby withdraw it.

As you may know, this area has been a very fruitful area for shareholder-company dialogue in the last several years, with dozens of successful agreements reached that are clarifying company policies and expanding transparency. This year alone, Trillium Asset Management has already concluded successful discussions with three prominent corporations, the results of which we will announce this week with our partner the Center for Political Accountability. I therefore would like to renew our invitation to dialogue, and will call your office shortly to follow up.

Sincerely yours,



Shelley Alpern
Director of Social Research & Advocacy

Cc: Securities and Exchange Commission
Bruce Freed, Center for Political Accountability

BOSTON · DURHAM · SAN FRANCISCO · BOISE

END